BioVie Inc.

680 W Nye Lane
Suite 204

Carson City, NV 89703

VIA EDGAR

December 12, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Lauren Hamill

Re:	BioVie Inc. (CIK 0001580149) Registration Statement on Form S-1

Dear Ms. Hamill:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BioVie Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-268313) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on November 10, 2022.

The Company has determined to withdraw the Registration Statement and not pursue the public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions regarding this letter, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Joanne Wendy Kim
Joanne Wendy Kim
Chief Financial Officer
BioVie Inc.

cc: Michael S. Lee, Reed Smith LLP

Mark G. Pedretti, Reed Smith LLP